

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

Richard Garr
Chief Executive Officer
Curative Biotechnology, Inc.
1825 NW Corporate Blvd, Suite 110
Boca Raton, FL 33431

> **Re: Curative Biotechnology, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 25, 2022**
> **CIK No. 0001400271**

Dear Mr. Garr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement of Form S-1 submitted March 25, 2022

Prospectus Summary
What We Do, page 1

1.   We note your response to prior comment two and reissue in part. If true, please update your disclosure to clarify that you have not submitted INDs with the FDA for any of your product candidates or otherwise advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

2.   We note your revisions to the table as a result of prior comment nine. However, the line items for 'Research and development' and 'Impairment of long lived assets' are no longer

included in the table and the amounts presented do not add up to the total operating expenses. Please revise your table to include these line items and include an explanation for the research and development expenses and impairment incurred during 2021 similar to your disclosures on page 37 of Amendment No. 1.

Infectious Diseases
Rabies, page 37

3.   We note your disclosure here that you "have further treated several humans under "compassionate use" with [IMT504]." Please revise your disclosure to describe the FDA's compassionate use program. In addition, please quantify the number of patients treated under compassionate use and describe the results.

NIH License - "L-088-20210 Druggable target to treat retinal degeneration", page 40

4.   We note your disclosure that you entered into a CRADA with the National Eye Institute in March 2022. Please further revise your disclosure to include the material terms of the agreement, including, but not limited to, the term and termination provisions.

Exhibits

5.   Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. For example only, we note exhibit 10.22.

General

6.   We note your new disclosure on page F-18 regarding the issuance of a senior secured note in March 2022. In relation to this note, please revise your disclosure as follows:
   • Please include risk factor disclosure relating to the fact that the notes are secured by substantially all of your assets.
   • Please include risk factor disclosure related to the potential dilution that may result from an exercise of the five year warrants to purchase 22,857,143 shares received by the lender.
   • To the extent any proceeds of the offering will be used to make payments under the note, please revise the use of proceeds disclosure throughout the prospectus to include the information required by Item 504 of Regulation S-K and Instruction 4 thereto.

Richard Garr
Curative Biotechnology, Inc.
April 5, 2022
Page 3

       You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raul Silvestre, Esq.